SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fix Rate Series I Notes in a principal amount of USD 150,000,000, due 2017.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Fix Rate Series I Notes in a principal amount of USD 150,000,000, due 2017

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on February 4, 2013, will start the payment of the eleventh installment of interests related to its Series I Notes issued on February 2, 2007.

Payment Agent:	The Bank of New York Mellon
Date of effective payment:	February 4, 2013
Number of service to be paid:	Twelveth installment of interests.
Period comprised by the payment:	August 2, 2012 / February 2, 2013.
Concept of payment:	Interests (100%).
Payment Currency:	USD (US Dollar)
Capital Outstanding:	USD 150,000,000
Annual Nominal Interest:	8.50%
Amount of interest being paid:	USD 6,375,000.00
Amortization coupon:	Not applicable.
Argentina Payment Agent	Banco Santander Río S.A.
Payment address:	Bartolomé Mitre 480 11th floor, Buenos Aires, Argentina.

Interests will be paid to the people at whose name the Notes were registered as of January 16, 2013 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
January 22, 2013